ZEISS CARL ZEISS MEDITEC

Carl Zeiss Meditec AG 07740 Jena Germany

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.

Washington, D. C. 20549
United States

Carl Zeiss Meditec AG
Goeschwitzer Strasse 51-52
07745 Jena
Germany

Tel: +49 (0) 36 41/220-105
Fax: +49 (0) 36 41/220-117
e-mail: j.brajer@meditec.zeiss.com

07027355

Division/ Dept.: Investor Relations
Your contact: Jens Brajer

SUPPL

Our ref.: JB/Mtr
Date: 2007-10-11

File No. 82-34817

Dear Ladies and Gentlemen,

Please find attached the following document that was released to our shareholders:

Type of document	Date of release
Ad hoc Press Release	2007-10-08
Press Release	2007-10-08

Best regards,

Carl Zeiss Meditec AG
i. V.

Jens Brajer
Director Investor Relations

i. A.

Mandy Pfeil
Assistant Investor Relations

PROCESSED
OCT 23 2007
THOMSON
FINANCIAL

Ad hoc statement pursuant to Section 15 WpHG (Securities Trading Act)

Personal changes

Additional Management Board Member for Carl Zeiss Meditec AG

(Jena, 8 October 2007) With effect from 8 October, 2007, the Supervisory Board of Carl Zeiss Meditec AG (ISIN: DE0005313704) appointed the Chairman of the Management Board of Carl Zeiss Surgical GmbH, Dr. Ludwin Monz (43), to the Company's Management Board as an additional Member. The respective resolution of the Supervisory Board was made on the 5 October 2007 at around 8 p.m.

Contact

Carl Zeiss Meditec AG, Jens Brajer/Director Investor Relations, Goeschwitzer Str. 51-52, 07745 Jena, Germany. Phone: +49-3641-220-105, Fax: +49-3641-220-117, E-mail: investors@meditec.zeiss.com

CARL ZEISS MEDITEC

Additional Management Board Member for Carl Zeiss Meditec AG

(Jena, 8 October 2007) With effect from 8 October, 2007, the Supervisory Board of Carl Zeiss Meditec AG (ISIN: DE0005313704) appointed the Chairman of the Management Board of Carl Zeiss Surgical GmbH, Dr. Ludwin Monz (43), to the Company's Management Board as an additional Member. The respective resolution of the Supervisory Board was made on the evening of the 5 October 2007.

Dr. Monz holds a doctorate in physics and received an MBA degree from Henley Management College, Oxfordshire (UK) in 2004. He has been working for Carl Zeiss since 1994 and has held a number of management positions within the Medical Technology division of Carl Zeiss since 2000, most recently as Chairman of the Management Board of Carl Zeiss Surgical.

Press Release

CARL ZEISS MEDITEC

Brief profile

Carl Zeiss Meditec AG (ISIN: DE 0005313704) is one of the world's leading medical technology companies. This market position is based on over 160 years of experience in optical innovation.

The company has two primary areas of activitiy: In the field of **ophthalmology** Carl Zeiss Meditec offers integrated solutions for treating the four main eye diseases: vision defects (refraction), cataracts, glaucoma and retinal disorders. The company's system solutions are employed in all phases of the disease management, from diagnosis to treatment and follow-up. Carl Zeiss Meditec has always applied its technological expertise to product innovations. These innovations range from basic systems such as slit lamps and fundus cameras to standard setting diagnostic systems such as the Humphrey® Field Analyzer, the Stratus OCT™ and the IOLMaster®, through to the surgical microscopes and innovative treatment systems in refractive laser surgery. The product portfolio in ophthalmic surgery is rounded off by intraocular lenses and consumables.

In the field of **neuro and ENT surgery**, Carl Zeiss Meditec is the world's leading provider of surgical microscopes and microsurgical visualisation solutions for a very broad range of applications, such as tumor and vascular surgery in the head region and/or spinal surgery. The most recent example of our innovative performance in the area of microsurgery is the OPMI Pentero® visualisation system, which allows efficient and ergonomic patient treatment. Carl Zeiss Meditec will systematically expand its product range in this area and become a solution provider in neuro and ENT surgery as well.

Carl Zeiss Meditec's medical technology portfolio is rounded off by visualisation systems for doctors in private practice and promising future technologies such as intraoperative radiation therapy, which allows the targeted treatment of breast cancer and brain cancer directly during surgery.

Carl Zeiss Meditec AG is based in Jena, Germany, with subsidiaries in Germany (Carl Zeiss Meditec Surgical GmbH and Carl Zeiss Meditec Vertriebsgesellschaf mbH), the USA (Carl Zeiss Meditec, Inc., Dublin California), in Japan (Carl Zeiss Meditec Co., Ltd., Tokyo), Spain (Carl Zeiss Meditec Iberia S.A., Madrid) and France (Ioltech SAS, La Rochelle, and Carl Zeiss Meditec France SAS, Le Pecq).

Thirty-five percent of the Carl Zeiss Meditec shares are in free float. The remaining 65 percent are held by Carl Zeiss, one of the world's leading international groups engaged in the optical and opto-electronics industry.

Press Release

Contact

Jens Brajer/ Director Investor Relations
Goeschwitzer Straße 51-52
07745 Jena, Germany

Telefon: +49 (0) 36 41 - 2 20 - 1 05
Telefax: +49 (0) 36 41 - 2 20 - 1 17

E-Mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

END

Press Release